March 24, 2009

Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Re: Zilog, Inc.
        Form 10-K for fiscal year ended March 31, 2008
        File No. 1-13748

Dear Ms. Dicker:

We have reviewed your comments in your letter dated February 27, 2009 related to our financial statements and related disclosures. Set forth below are our responses to your comments. For your convenience, each response has been numbered to correspond with the comments in your letter.

Form 10-K for fiscal year ended March 31, 2008

Item 7. Management''s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Contractual Obligations, page 44

1. Comment: Please revise future filings to disclose contractual obligations due after 5 years. Refer to paragraph (A)(5) of Item 303 of Regulation S-K.

1. Response: As requested by the staff, in future filings, we will revise the disclosure to include contractual obligations due after 5 years. The amount as at March 31, 2008 was $62,000 and not significant.

Item 8. Financial Statements and Supplementary Data, page 48

Note 1. Description of Business and Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 52

2. Comment: We note that you reflect deferred revenues and the corresponding cost of sales on shipments to distributors as a net liability on your balance sheet captioned "Deferred income on shipments to distributors." In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

2. Response: As requested by the staff, in future filings, we will revise our disclosure to include gross amounts of deferred revenue and the deferred costs that comprise the net deferred income on shipments to distributors. The suggested disclosure for the fiscal year ended March 31, 2008 would be as follows:

Deferred income on shipments to distributors was comprised of the following (amounts in $000's):

	March 31,	March 31,
	2008	2007
Deferred gross income on shipments to distributors	8,768	10,923
Deferred costs associated with shipments to distributors	2,901	3,838
Deferred income on shipments to distributors	5,867	7,085

Note 6. Stock-Based Compensation and Stockholders' Equity, page 61

3. Comment: We note that in determining your stock based compensation expense, you rely on a combination of historical and market- based implied volatility in determining your expected volatility. Please tell us and revise your future filings to include a discussion of the basis of your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation. Please also summarize your evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

3. Response: As requested by the staff, in future filings, we will revise the disclosure to the following:

Expected Volatility. The Company calculates its expected volatility based on the historical and implied volatility of a peer group of publicly traded entities as it lacks sufficient historical market data on its common stock commensurate with its expected term.  The historical volatility is based on the daily closing common stock prices of the peer group over a period equal to the expected term of the option.  Market-based implied volatility is determined using market data from actively traded options of peer group's stock. These options are at- or near-the-money traded options and are at a point in time as close to the grant of the employee options as reasonably practical and with similar terms to the employee share options, or a remaining maturity of at least 6 months if no similar terms are available.   The Company does not believe that one estimate is more reliable than any other and as such uses a 50/50 blend of historic and market-based implied volatility to determine volatility when calculating incentive stock compensation expense.

Note 14. Geographic and Segment Information, page 72

4. Comment: We note your disclosure of long-lived assets by geographical area, which appears to include intangible assets and goodwill. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

4. Response: As requested by the staff, in future filings, we will exclude intangible assets and goodwill from our long lived assets by geographical area. The revised amounts would be as follows (amounts in $000's):

	March 31,	March 31,
	2008	2007
United States	5,885	4,040
Philippines	446	990
Other	2,972	3,765
Total long-lived assets	9,303	8,795

We acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (408) 513-1555 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,

/s/ Perry J. Grace

Perry J. Grace
Chief Financial Officer
Executive Vice President
Principle Accounting Officer